Filed by Concho Resources Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Concho Resources Inc.

Commission File No. 333-250183

Date: November 19, 2020

The following FAQ was sent to employees of Concho Resources Inc. on November 19, 2020.

FREQUENTLY ASKED QUESTIONS

REGARDING THE TRANSACTION WITH CONOCOPHILLIPS

Updated November 19, 2020

1.	Will the unvested Restricted Stock Awards held by employees vest as a result of this transaction?

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Yes. Upon closing, the restrictions on the unvested restricted stock awards of all active Concho non-executive employees granted before October 19, 2020 will lapse. The lapse of restrictions is more commonly referred to as “vesting.”

2.	Will the Concho PTO policies, Health Insurance policies and 401(k) remain indefinitely after closing?

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No. Once the transaction is closed, the Concho employees who remain employed by ConocoPhillips will be subject to the decisions on benefits made by COP. It should be noted that through December 31, 2021, you will continue to be provided with employee benefits that are no less favorable in the aggregate than those in place for Concho employees.

•	COP will honor all unused PTO that is accrued prior to the Closing Date consistent with the PTO policy outlined in the Concho Handbook for Employees.

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Example: if, under the Concho Handbook for Employees, you are eligible to be credited 144 hours of PTO for 2021, and you rolled over 40 unused hours from 2020 to 2021, you will have 184 hours of PTO at ConocoPhillips for calendar year 2021, assuming you did not use any PTO in 2021 by the time of Closing.

•	You can read about COP’s benefits at hr.conocophillips.com

3.	Will I get service credit for my time as an employee of Concho?

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The merger agreement specifically states that service credit for your time at Concho will be applied whether you remain in Concho’s plans or are moved to similar COP plans, except where there is no similar plan, such as retiree medical, you may be treated as a new employee for COP plans once you become eligible

4.	Will I have a second deductible if I am enrolled in the COP Medical Plan in 2021?

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No. If you are enrolled in the COP Medical Plan in 2021, any payments you have made towards meeting your deductible or out-of-pocket limits for the plan year in which the Closing Date occurs will be credited towards your coverage in the COP plan.

5.	ConocoPhillips announced $500 million in savings as a result of this merger and COP’s other streamlining efforts. $100 million of that is to come from Concho. Does this mean Concho will have layoffs?

•	It is still early in the process, and the details for bringing together our organizations will be determined as part of our integration planning. However, there are many other savings avenues we will be exploring as well. For example, there are many expenses Concho incurs solely because it is a public company – stock expense, Board of Directors’ fees, third party reserve engineers, financial auditors, etc. At closing, Concho will cease to be a separate public company and the duplicate expenses will produce a savings as they are no longer required.

6.	Will Concho employees receive a 2020 performance review before Closing?

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To prioritize efforts in support of the transaction, the 2020 performance review process will not take place on the normal timeframe. Post-close, employees will be onboarded to the ConocoPhillips performance management process for the 2021 performance year.

7.	Will Concho employees receive a 2020 short-term incentive (cash) bonus before Closing?

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Yes. We anticipate that this bonus will be paid at or prior to Closing. Consistent with past practice, the Concho short-term incentive bonus to employees is discretionary, but will be given to nearly all the employees.

8.	Will the Midland and Artesia amenities (The Well, The Play, The Reserve, The Battery, and The Core) remain open after Closing?

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Yes, these amenities will remain open. It should be noted that through December 31, 2021, Concho employees who remain with ConocoPhillips will continue to be provided with employee benefits that are no less favorable in the aggregate than those in place for Concho employees.

9.	What can you tell us about a timeline?

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Discussion about timing is ongoing. As of right now, I can tell you that the transaction will likely close in the first quarter of 2021 and that the majority of staffing and organizational structure decisions will be made after Closing.

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Over the next several weeks the Integration Planning Team will continue work on designing the anticipated overall organizational structure, but other than a few announcements related to certain leadership roles, we don’t expect to make many other organizational announcements until a period of time after the transaction closes.

•	At some yet-to-be-determined point after closing, we’ll have our official “Go Live” day, when we’ll announce the overall combined organization.

•	Until the transaction closes, ConocoPhillips and Concho remain two separate companies, so your day-to-day work should be unchanged.

Additional Information and Where to Find It

In connection with the proposed transaction, ConocoPhillips (“ConocoPhillips”) filed with the SEC a registration statement on Form S-4 on November 18, 2020, that includes a preliminary joint proxy statement of Concho Resources Inc. (“Concho”) and ConocoPhillips and that also constitutes a preliminary prospectus of ConocoPhillips. Each of Concho and ConocoPhillips also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This document is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Concho or ConocoPhillips may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Concho and ConocoPhillips. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Concho, ConocoPhillips, and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Concho, ConocoPhillips, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Concho or ConocoPhillips using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or ConocoPhillips expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These include, but are not limited to, the following: the risk factors discussed or referenced in Concho’s and ConocoPhillips’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and other filings with the SEC; the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of Concho’s business; the risk associated with Concho’s and ConocoPhillips’ ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability to successfully integrate the businesses and technologies; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters; the potential for litigation related to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Concho’s common stock or ConocoPhillips’ common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Concho and ConocoPhillips to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; and other important factors that could cause actual results to differ materially from those projected. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

Additional information concerning these and other risk factors are also contained in Concho’s and ConocoPhillips’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Concho’s or ConocoPhillips’ ability to control or predict. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Concho or ConocoPhillips for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Concho or ConocoPhillips, as applicable. Neither Concho nor ConocoPhillips gives any assurance (1) that either Concho or ConocoPhillips will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the proposed transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Concho and ConocoPhillips undertake no obligation to correct or update any forward-looking statement, except as required by applicable law.